

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2020

Jeffrey L. Ritenour
Executive Vice President and Chief Financial Officer
Devon Energy Corporation
333 West Sheridan Avenue
Oklahoma City, Oklahoma 73102-5015

  Re: Devon Energy Corporation
    Form 10-K for the Fiscal Year Ended December 31, 2019
    Filed February 19, 2020
    File No. 001-32318

Dear Mr. Ritenour:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation